Third Quarter FY25 Earnings Presentation TUESDAY, FEBRUARY 18th WEDNESDAY, FEBRUARY 19th DUBLINCHICAGO SYDNEY | | | Exhibit 99.4

2 Q3 FY25 Earnings Presentation Cautionary Note and Use of Non-GAAP Measures This Earnings Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions, beliefs and general good faith evaluation of information available at the time the forward-looking statements were made concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements or rely upon them as a guarantee of future performance or results or as an accurate indication of the times at or by which any such performance or results will be achieved. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Earnings Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended March 31, 2024, which include, but are not necessarily limited to risks such as changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Presentation except as required by law. This Earnings Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Earnings Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. In addition, this Earnings Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Earnings Presentation to the equivalent GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements. See slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted. Investor Contact Joe Ahlersmeyer, CFA Vice President, Investor Relations joe.ahlersmeyer@jameshardie.com

3 Q3 FY25 Earnings Presentation Agenda Business Update & Strategy Financial Review Guidance & Outlook Key Messages Aaron Erter Chief Executive Officer Rachel Wilson Chief Financial Officer Q&A

4 Q3 FY25 Earnings Presentation Key Messages Delivering on Our Commitments Managing Decisively Investing for Future Growth Executing Our Strategy Our Operational Focus On Track to Deliver FY25 Guidance Keeping Our Commitments Consistent Results Delivery ✓ 2.95bnsf+ North America Volume ✓ 29.3%+ North America EBIT Margin ✓ $635mm+ Total Adjusted Net Income Building A Strong Foundation For Growth in FY26 and Over the Long Term Delivering Value for Our Customers Reaffirming Our FY26 Growth Plans ✓ Sales Growth Across All Regions ✓ EBITDA Margin Expansion Across All Regions ✓ HOS Savings Offsetting Raw Material Headwinds

Segment Business Update







North America Fiber Cement

- ✓ Outperforming our end markets through our superior total value proposition and driving leading margins despite intensifying raw material headwinds.
- ✓ Aligning our capacity to demand and preparing our production network for market recovery and sustained growth from our material conversion opportunity.
- ✓ Investing across the value chain to better service our customers, grow and engage our contractor base and reaccelerate homeowner demand to capture the R&R opportunity.
- ✓ Growing share with large builders, solidifying clear preference for our siding products, increasing trim attachment, expanding geographic reach and extending the duration of customer collaboration.

Asia Pacific Fiber Cement

- ✓ Increasing share in Australia & New Zealand through new customer acquisitions and project conversion enabled by customer integration.
- ✓ Influencing how homeowners build, driving market share growth where we have the right-to-win through Co-Creation and leveraging the James Hardie brand.
- ✓ Innovating to accelerate material conversion with a key focus on the new construction end market against brick & masonry.
- ✓ Driving HOS savings to support our strong financial performance.

Europe Building Products

- ✓ Positioning to capture improvement in UK residential construction in the coming year. Germany is likely to see a more gradual improvement.
- ✓ Investing in sales teams to further enable growth of our high-value products.
- ✓ Leveraging product depth and breadth to create value for and win with our customers.

Relentless Focus on Increasing Our Total Value Proposition

JamesHardie

5 | Q3 FY25
Earnings Presentation

6 Q3 FY25 Earnings Presentation 1 2 3 Profitably grow and take share where we have the right to win Bring our customers high valued, differentiated solutions Connect and influence all the participants in the customer value chain Our Strategy Spans the Value Chain Homeowner Focused, Customer and Contractor Driven Innovative Solutions Brand of Choice Strategic Initiatives Supported By Our Foundational Imperatives Enabled By Customer Integration Capacity Expansion

Flywheel for Long-Term Value Creation

Driving Long-Term Profitable Share Gain
Taking Share from Competing Substrates within R&R and New Construction

Creating Demand Across the Customer Value Chain
The Brand of Choice for Homeowners, Customers & Contractors


Material Conversion
Demand Creation
Innovative Solutions
Unrivaled Support
Long-Term Value Creation
ZERO HARM
ESG
HARDIE OPERATING SYSTEM
OUR PEOPLE

Supporting the Growth of Our Partners
Through Unrivaled Support and Localized Manufacturing

Providing Customers With Innovative Product Solutions
Trusted Brand with Beautiful Aesthetics, Superior Durability and Low Maintenance

Homeowner Focused, Customer and Contractor Driven™

JamesHardie
7 | Q3 FY25 Earnings Presentation

8 Q3 FY25 Earnings Presentation Positioned to Outperform the Market and Deliver on Our FY25 Commitments Planning for Profitable Growth in FY26 Financial Key Messages On-Track to Achieve Our Guidance Executing Our Returns-Driven Capital Allocation Framework Consistent Results Delivery %

9 Q3 FY25 Earnings Presentation Third Quarter FY25 Financial Highlights Net Sales Adjusted EBITDA Adjusted Net Income Adjusted EBITDA Margin Achieved Growth in ASP Across our Regions Comparing vs. Record Q3 Results in FY24 Comparing vs. Record Q3 Results in FY24 Comparing vs. Record Q3 Results in FY24 (3%) (7%) (120bps) (15%) Mitigating the Impacts of Challenged Market Demand and Unfavorable Raw Materials $953mm $262mm 27.5% $154mm

Third Quarter FY25 Adjusted EBITDA



$280mm
$209mm
$137mm
(LSD%) Volumes Partially Offset By Favorable ASP
Unfavorable Fixed Cost Absorption & Raw Material Headwinds
North America Segment EBITDA ($21mm)
($1mm) ANZ EBITDA Growth More than Offset By Philippines
($3mm) Underlying EBITDA Growth More than Offset By Favorable PY Rebate True-Up
Adjusted General Corporate Cost and R&D +7mm
$262mm
Q3 FY20 (Pre-Pandemic)
Q3 FY23
Q3 FY24
Lower Sales
Underlying Profitability Change
Asia Pacific EBITDA
Europe EBITDA
Excluding Stock-Based Compensation
Stock-Based Compensation
Q3 FY25

North America HOS Savings & Clutch Actions, Underlying Growth in ANZ & EU Offset By Record Comparison, Raw Material Headwinds, Comparability Items

JamesHardie

Note: Impact from lower sales in North America represents the change in sales multiplied by Q3 FY24 EBITDA margin. ANZ refers to the collective performance of our business in Australia and New Zealand. The words underlying growth for Europe refer to segment results before considering the prior year benefit of a €4.2mm customer rebate true-up. Numbers may not add due to rounding.

10 | Q3 FY25 Earnings Presentation

North America Fiber Cement Results



	Q3 FY25	Q3 FY24	vs. PY
Net Sales ($mm)	$719.3	$727.0	(1%)
Sales Volume	744.0 mmsf	766.5 mmsf	(3%)
Average Net Sales Price	$960 /msf	$943 /msf	+2%
EBIT ($mm)	$209.3	$237.8	(12%)
EBIT Margin %	29.1%	32.7%	(360bps)
D&A ($mm)	$41.2	$33.5	+23%
EBITDA ($mm)	$250.5	$271.3	(8%)
EBITDA Margin %	34.8%	37.3%	(250bps)

Key Drivers

- ✓ Net Sales roughly even with prior year, with volumes above Q2, as expected
  - Exteriors declined (LSD%) vs. record Q3 FY24
  - Interiors declined (MSD%)
- ✓ ASP growth reflects our January 2024 price increase
- ✓ Achieved EBIT margin above expectations
  - ~(110bps) Incremental D&A impact to EBIT margin
  - Comparing vs. all-time record EBIT and margin
- ✓ Margin drivers consistent with guidance
  - Unfavorable raw materials (principally pulp & cement)
  - Investing in growth and scale while managing margins decisively
  - Manufacturing & procurement HOS savings
  - Unfavorable cost absorption with lower volume

Delivered Results Consistent With Expectations, On-Track to Achieve 2H and FY25 Guidance

JamesHardie
11 | Q3 FY25 Earnings Presentation

Asia Pacific Fiber Cement Results



	Q3 FY25	Q3 FY24	vs. PY[1]
Net Sales ($mm)	$118.1	$133.8	(12%)
Net Sales (A$)			(13%)
Net Sales (A$) – Australia & New Zealand			(~Flat)
Sales Volume	95.8 mmsf	133.1 mmsf	(28%)
Sales Volume – Australia & New Zealand			(LSD%)
Average Net Sales Price	A$1,658 /msf	A$1,384 /msf	+20%
EBIT ($mm)	$34.8	$36.7	(5%)
EBIT Margin %	29.3%	27.5%	+180bps
D&A ($mm)	$4.9	$4.2	+17%
EBITDA ($mm)	$39.7	$40.9	(3%)
EBITDA Margin %	33.5%	30.6%	+290bps

Key Drivers

- ✓ Australia & New Zealand net sales approximately flat in local currency
  - (LSD%) volume decline due to continued market softness, outperforming the market driven by our material conversion strategies and Co-creation efforts
- ✓ Slight comparable increase in ASP driven by recent price increases
- ✓ Higher margins reflect our Philippines decision
- ✓ Australia & New Zealand EBIT relatively flat in local currency with margin +30bps
  - Capturing the value that our products demand in the market
  - Higher energy costs
  - Driving HOS savings to fund growth investments

1) Philippines volumes were de minimis in Q3 FY25 as production ceased in August and commercial operations were largely wound down by the end of September. Results for Q3 FY24 included contribution from Philippines operations, leading to comparability impacts to YOY% performance in segment volume, ASP, sales, margins and, to a lesser extent, EBIT.

2H Performance Tracking Toward Outlook; Growing Sales and Expanding Margins in ANZ

JamesHardie

Note: Financial figures above are presented in millions of US$, unless otherwise noted. For more information regarding segment financial performance in A$, please see the current quarter's Management's Analysis of Results.

12 | Q3 FY25 Earnings Presentation

Europe Building Products Results

	Q3 FY25	Q3 FY24	vs. PY[1]
Net Sales ($mm)	$115.9	$117.5	(1%)
Net Sales (€)			(1%)
Sales Volume	183.1 mmsf	179.7 mmsf	+2%
Average Net Sales Price	€504 /msf	€484 /msf	+4%
EBIT ($mm)	$3.6	$7.6	(53%)
EBIT Margin %	3.1%	6.5%	(340bps)
D&A ($mm)	$8.3	$7.6	+9%
EBITDA ($mm)	$11.9	$15.2	(22%)
EBITDA Margin %	10.3%	12.9%	(260bps)

Key Drivers

- ✓ Delivered +LSD% underlying[1] sales growth
  - Fiber Gypsum Down (MSD%) in local currency and relatively flat on an underlying basis.
  - Fiber Cement Up +21% in local currency
- ✓ High-Value Products (HVP) sales grew +LDD% in Q3 and +10% YTD in local currency
- ✓ Favorable ASP
- ✓ EBIT grew and EBIT Margin expanded vs. prior year on an underlying[1] basis
  - Growth in high-value products
  - Higher gypsum costs and fiber cement product purchase prices
  - Investment in sales teams to support HVP growth
  - Lower marketing spend

1) Management does not consider these comparisons to be representative of true operating performance in the quarter, due to a benefit of a +€4.2mm in Q3 FY24 related to a customer rebate true-up. Comparisons presented on this slide are nevertheless made on an as-reported basis and references to "underlying" performance reflect comparisons excluding this benefit from the prior year results.

High-Value Products Focus is Driving Higher YTD Volumes and ASP

Note: Financial figures above are presented in millions of US$, unless otherwise noted. For more information regarding segment financial performance in Euros (€), please see the current quarter's Management's Analysis of Results.

JamesHardie 13 | Q3 FY25 Earnings Presentation

Cash Generation & Capital Allocation

Generate Cash

- ✓ $811mm YTD Adjusted EBITDA
- ✓ $657mm YTD Operating Cash Flow, including the impact of ($88mm) of payments made by AICF
- ✓ $539mm of Cash on Balance Sheet
- ✓ Enhanced focus on driving value and cash profitability

James Hardie Capital Allocation Framework

1) Invest in Organic Growth

✓ 45% Adjusted ROCE (Avg. FY20-FY24)

- ❑ Evaluate capacity expansion using robust criteria for incremental returns informed by utilization and demand forecasting
- ❑ FY25 Capacity Actions to Support Growth
  - Continue Prattville, AL expansion
  - Continue Orejo, ES expansion
  - Plan Cleburne, TX expansion
  - Plan Crystal City, MO greenfield

2) Maintain Flexible Balance Sheet

- ✓ Net leverage ratio of 0.52x
- ✓ ~$600mm of Available Capacity on Revolver
- ✓ Well-positioned to fund capital allocation priorities

3) Deploy Excess Capital to Shareholders

- ✓ Increased share repurchase program to $300mm during 1Q and deployed the remaining $75mm to share repurchases during 2Q
- ✓ New $300mm share repurchase program authorized in November 2024

4) Positioned for M&A To:

- ❑ Accelerate Our Current Strategy
- ❑ Enhance Our Value Proposition
- ❑ Create Long-Term Financial Value

Diligent Stewards of Investor Capital

Note: Cash on Balance Sheet refers to cash and cash equivalents and excludes restricted cash.

JamesHardie 14 | Q3 FY25 Earnings Presentation

FY25 Guidance

	2H FY25	FY25
North America Volume	1.48+ bnsf (unchanged)	2.95+ bnsf (unchanged)
North America EBIT Margin	28.5%+ (unchanged)	29.3%+ (unchanged)
Total Adjusted Net Income	$300mm+ (unchanged)	$635mm+ (unchanged)
Capital Expenditures		~$420mm (prev. $420-440mm)

Volume Outlook Consistent with Prior Expectations
Delivering Price Realization, HOS Savings and Clutch Actions
Increased Confidence in Margin and Net Income Guidance

Note: Total Adjusted Net income guidance for the full year FY25 contemplates adjusted net interest expense of no more than $25mm (prev. ~$25mm) and is based on an estimated 23.0% to 24.0% (unchanged) adjusted effective tax rate.

15 | Q3 FY25 Earnings Presentation

Planning Assumptions & Aspirations

	FY26 Planning Assumptions	Long-Term Aspirations
North America Net Sales Growth	Growth vs. FY25	Double-Digit %
North America Adjusted EBITDA ($mm)	Growth vs. FY25	3x vs. FY24
North America Adjusted EBITDA Margin	Expansion vs. FY25	+500bps vs. FY24
Total Adjusted EBITDA ($mm)	Growth vs. FY25	

Growth and Margin Expansion Across Regions
Offsetting +HSD% Inflation in Raw Materials in FY26
Continuous Achievement of HOS Savings



Note: Total Depreciation & Amortization expense for FY26 is assumed to be ~$225mm vs. ~$210mm in FY25. Assuming current debt balances and market interest rates, FY26 Interest Expense would amount to approximately ~$60mm vs. ~$62mm in FY25. Of this, Capitalized Interest in FY26 is assumed to be approximately ~$20mm, unchanged from FY25, leaving ~$40mm to be expensed on a net basis vs. ~$42mm in FY25, before considering interest income earned on cash balances and excluding AICF interest income. The above Depreciation and Capitalized Interest assumptions reflect current in-service fixed assets and do not contemplate any additional major capacity expansion projects going into service in FY26. Based on current expectations, Adjusted Effective Tax Rate in FY26 is assumed to be relatively similar to FY25 (23.0% to 24.0%).

JamesHardie
16 | Q3 FY25
Earnings Presentation

17 Q3 FY25 Earnings Presentation We Are Positioned to Accelerate Growth Long-Term Shareholder Value Creation We Have the Right Strategy We Aspire to Deliver Profitable Growth We Are Anchoring on Bold Ambitions Long-Term Value Creation Homeowner Focused, Customer and Contractor Driven +DD% +500bps $ $ $ $$ 3x Revenue Adj. EBITDA Margin Returns North America Adjusted EBITDA Note: “Homes” refers to the conceptual number of cumulative homes with Hardie® siding in North America based on total sales volumes and housing intensity of 2,600 sqft of siding per home. Double-Digit North America revenue growth includes an assumption for low single-digit % market growth, +4pp of market outperformance, and mid-single digit contribution from growth in average sale price per unit. References to increases in North America adjusted EBITDA and adjusted EBITDA margin expansion are vs. FY24. Increasing North America adjusted EBITDA by 3x incorporates management estimates for double-digit sales growth supported by capacity additions and underlying profitability improvements.

18 Q3 FY25 Earnings Presentation Q&A Aaron Erter Chief Executive Officer Rachel Wilson Chief Financial Officer

19 Q3 FY25 Earnings Presentation Non-GAAP Financial Measures This Earnings Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Earnings Release and Condensed Consolidated Financial Statements Financial Measures – GAAP Equivalents This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our consolidated financial statements is Operating income (loss). EBIT – Earnings (loss) before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Definitions ASP – Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities. ROCE - Return on Capital Employed; calculated as Adjusted EBIT / Adjusted Gross Capital Employed AICF – Asbestos Injuries Compensation Fund Ltd bnsf – sales volume in billion standard feet, where a standard foot is defined as a square foot of 5/16” thickness mmsf – sales volume in million standard feet, where a standard foot is defined as a square foot of 5/16” thickness msf – sales volume in thousand standard feet, where a standard foot is defined as a square foot of 5/16” thickness LSD – Low Single-Digits MSD – Mid-Single Digits HSD – High Single-Digits DD – Double-Digits LDD – Low Double-Digits D&A – Depreciation & Amortization expense

Non-GAAP Financial Measures

Adjusted EBIT and Adjusted EBITDA

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
EBIT	$ 206.1	$ 226.1	$ 593.8	$ 683.4
Asbestos related expenses and adjustments	0.9	8.0	2.9	4.8
Restructuring expenses	-	-	57.3	20.1
Adjusted EBIT	$ 207.0	$ 234.1	$ 654.0	$ 708.3
Net sales	953.3	978.3	2,906.0	2,931.4
Adjusted EBIT margin	21.7%	23.9%	22.5%	24.2%
Depreciation and amortization	55.1	46.3	156.8	136.7
Adjusted EBITDA	$ 262.1	$ 280.4	$ 810.8	$ 845.0
Adjusted EBITDA Margin	27.5%	28.7%	27.9%	28.8%

Adjusted net income

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Net income	$ 141.7	$ 145.1	$ 380.4	$ 454.6
Asbestos related expenses and adjustments	0.9	8.0	2.9	4.8
AICF interest income	(2.7)	(2.2)	(8.5)	(6.7)
Restructuring expenses	-	-	57.3	20.1
Tax adjustments[1]	13.7	29.0	56.1	60.5
Adjusted net income	$ 153.6	$ 179.9	$ 488.2	$ 533.3

Adjusted diluted earnings per share

	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Adjusted net income (US$ Millions)	$ 153.6	$ 179.9	$ 488.2	$ 533.3
Weighted average common shares outstanding - Diluted (millions)	430.9	438.3	432.6	440.6
Adjusted diluted earnings per share	$ 0.36	$ 0.41	$ 1.13	$ 1.21

North America Fiber Cement Segment EBIT and EBITDA

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
North America Fiber Cement Segment EBIT	$ 209.3	$ 237.8	$ 638.5	$ 688.1
North America Fiber Cement Segment net sales	719.3	727.0	2,144.4	2,156.2
North America Fiber Cement Segment EBIT margin	29.1%	32.7%	29.8%	31.9%
Depreciation and amortization	41.2	33.5	115.5	99.6
North America Fiber Cement Segment EBITDA	$ 250.5	$ 271.3	$ 754.0	$ 787.7
North America Fiber Cement Segment EBITDA Margin	34.8%	37.3%	35.2%	36.5%

Asia Pacific Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Asia Pacific Fiber Cement Segment EBIT	$ 34.8	$ 36.7	$ 68.0	$ 127.6
Restructuring expenses	-	-	57.3	-
Asia Pacific Fiber Cement Segment Adjusted EBIT	$ 34.8	$ 36.7	$ 125.3	$ 127.6
Asia Pacific Fiber Cement Segment net sales	118.1	133.8	401.8	421.3
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	29.3%	27.5%	31.1%	30.3%
Depreciation and amortization	4.9	4.2	14.4	12.5
Asia Pacific Fiber Cement Segment Adjusted EBITDA	$ 39.7	$ 40.9	$ 139.7	$ 140.1
Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin	33.5%	30.6%	34.7%	33.2%

Europe Building Products Segment EBIT and EBITDA

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Europe Building Products Segment EBIT	$ 3.6	$ 7.6	$ 24.7	$ 31.9
Europe Building Products Segment net sales	115.9	117.5	359.8	353.9
Europe Building Products Segment EBIT margin	3.1%	6.5%	6.8%	9.0%
Depreciation and amortization	8.3	7.6	23.9	21.5
Europe Building Products Segment EBITDA	$ 11.9	$ 15.2	$ 48.6	$ 53.4
Europe Building Products Segment EBITDA Margin	10.3%	12.9%	13.5%	15.1%

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

JamesHardie
20 | Q3 FY25 Earnings Presentation

Non-GAAP Financial Measures

Adjusted General Corporate costs

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
General Corporate costs	$ 31.8	$ 48.0	$ 108.8	$ 138.8
Less:				
Restructuring expenses	-	-	-	(20.1)
Asbestos related expenses and adjustments	(0.9)	(8.0)	(2.9)	(4.8)
Adjusted General Corporate costs	$ 30.9	$ 40.0	$ 105.9	$ 113.9

Adjusted interest, net

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Interest, net	$ 3.8	$ 3.1	$ 7.4	$ 13.4
AICF interest income	(2.7)	(2.2)	(8.5)	(6.7)
Adjusted interest, net	$ 6.5	$ 5.3	$ 15.9	$ 20.1

Adjusted effective tax rate

US$ Millions	Three and Nine Months Ended 31 December			
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Income before income taxes	$ 202.3	$ 223.6	$ 586.6	$ 672.8
Asbestos related expenses and adjustments	0.9	8.0	2.9	4.8
AICF interest income	(2.7)	(2.2)	(8.5)	(6.7)
Restructuring expenses	-	-	57.3	20.1
Adjusted income before income taxes	$ 200.5	$ 229.4	$ 638.3	$ 691.0
Income tax expense	60.6	78.5	206.2	218.2
Tax adjustments[1]	(13.7)	(29.0)	(56.1)	(60.5)
Adjusted income tax expense	$ 46.9	$ 49.5	$ 150.1	$ 157.7
Effective tax rate	30.0%	35.1%	35.2%	32.4%
Adjusted effective tax rate	23.4%	21.6%	23.5%	22.8%

Net Leverage Ratio

US$ Millions	31 December	
	FY25	FY24
Numerator:		
Total principal amount of debt	$ 1,108.7	$ 1,142.6
Less: Cash and cash equivalents	(539.1)	(433.8)
Add: Letters of credit and bank guarantees	5.9	6.4
Total	$ 575.5	$ 715.2
Denominator: (Trailing 12 months)		
EBIT	$ 677.8	$ 814.0
Asbestos related expenses and adjustments	151.4	61.7
Restructuring expenses	57.3	20.1
Depreciation and amortization	205.1	182.7
Stock compensation - equity awards	25.4	26.9
Total	$ 1,117.0	$ 1,105.4
Net Leverage ratio	0.52x	0.65x

JamesHardie

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

21 | Q3 FY25 Earnings Presentation

22 Q3 FY25 Earnings Presentation A$ Millions Q3 FY25 Q3 FY24 9 Months FY25 9 Months FY24 Asia Pacific Fiber Cement Segment EBIT 52.8A$ 56.7A$ 104.3A$ 194.1A$ Restructuring expenses - - 84.7 - Asia Pacific Fiber Cement Segment Adjusted EBIT 52.8A$ 56.7A$ 189.0A$ 194.1A$ Asia Pacific Fiber Cement Segment net sales 180.1 206.3 606.9 641.1 Asia Pacific Fiber Cement Segment Adjusted EBIT margin 29.3% 27.5% 31.1% 30.3% Depreciation and amortization 7.5 6.5 21.8 19.0 Asia Pacific Fiber Cement Segment Adjusted EBITDA 60.3A$ 63.2A$ 210.8A$ 213.1A$ Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin 33.5% 30.6% 34.7% 33.2% € M Q3 FY25 Q3 FY24 9 Months FY25 9 Months FY24 Europe Building Products Segment EBIT 3.4€ 7.1€ 22.8€ 29.4€ Europe Building Products Segment net sales 108.6 109.3 332.9 326.5 Europe Building Products Segment EBIT margin 3.1% 6.5% 6.8% 9.0% Depreciation and amortization 7.8 7.0 22.1 19.8 Europe Building Products Segment EBITDA 11.2€ 14.1€ 44.9€ 49.2€ Europe Building Products Segment EBITDA Margin 10.3% 12.9% 13.5% 15.1% Three and Nine Months Ended 31 December Asia Pacific Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA Europe Building Products Segment EBIT and EBITDA Three and Nine Months Ended 31 December Non-GAAP Financial Measures